Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
SUPPLEMENT NO. 1, DATED MARCH 28, 2012,
TO THE PROSPECTUS, DATED JANUARY 17, 2012

This prospectus supplement (this “Supplement No. 1”) is part of the prospectus of American Realty Capital New York Recovery REIT, Inc. (the “Company” or “we”), dated January 17, 2012 (the “Prospectus”). This Supplement No. 1 supplements, modifies or supersedes certain information contained in our Prospectus, and should be read in conjunction with the Prospectus. This Supplement No. 1 will be delivered with the Prospectus.

The purpose of this Supplement No. 1 is to, among other things:

•	update the disclosure relating to operating information, including the status of the offering and the shares currently available for sale; and
•	update the disclosure relating to recent changes in management.

Status of the Offering

We commenced our reasonable best efforts initial public offering of 150.0 million shares of common stock on September 2, 2010. On December 9, 2010, we received and accepted aggregate subscriptions in excess of the minimum of $2.0 million in shares, broke escrow and issued shares of common stock to our initial investors who were admitted as stockholders. On March 6, 2012, we raised in excess of $75.0 million in aggregate gross proceeds from all investors for shares of our common stock. Accordingly, we are now accepting subscriptions from all states where we have cleared, including subscriptions from residents of Pennsylvania.

As of March 27, 2012, we had acquired ten commercial properties which were approximately 92.1% leased on a weighted average basis as of such date. As of March 15, 2012, we had total real estate investments, at cost, of approximately $124.2 million. As of December 31, 2011, we had incurred, cumulatively to that date, approximately $12.4 million in selling commissions, dealer manager fees and other organizational and offering costs for the sale of our common stock.

We will offer shares of our common stock until September 2, 2012, unless the offering is extended in accordance with the Prospectus, provided that the offering will be terminated if all 150.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to our DRIP for sale in our primary offering).

Shares Currently Available for Sale

As of March 15, 2012, we had received aggregate gross proceeds of $60.7 million from the sale of 6.1 million shares of common stock in our public offering and $17.0 million from the sale of 2.0 million shares of preferred stock in a private offering. As of March 15, 2012, there were 8.2 million shares of our common stock outstanding, including restricted stock and shares issued under the distribution reinvestment plan, or DRIP. As of March 15, 2012, there were 141.8 million shares of our common stock available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Management Updates

Effective March 12, 2012, William M. Kahane resigned as President and Treasurer of the Company, as a result of Mr. Kahane’s appointment as President and Chief Executive Officer of American Realty Capital Trust, Inc. (“ARCT”). On March 1, 2012, ARCT internalized the management services previously provided by its affiliates and ARCT’s common stock was listed on The NASDAQ Global Select Market. Mr. Kahane will remain as a member of the Board of Directors of the Company.

Simultaneous with Mr. Kahane’s resignation, the Board of Directors of the Company appointed Edward M. Weil, Jr., currently the Company’s Executive Vice President and Secretary, as President, Secretary and Treasurer, effective March 12, 2012, in accordance with the terms of the Company’s Bylaws. Mr. Weil has been Executive Vice President and Secretary of the Company since its formation in October 2009.

Questions and Answers about this Offering

The following disclosure replaces in its entirety the question entitled, “What is the experience of your officers and directors in real estate?” on page 7 of the Prospectus.

“Q: What is the experience of your investment team?

A: Our real estate team is led by seasoned professionals who have institutional experience investing through various real estate cycles. Our chief executive officer has more than 23 years of real estate experience and our president, chief operating officer, treasurer and secretary has more than nine years of real estate experience. In addition, our chief investment officer has more than 20 years of real estate experience and our chief financial officer has 11 years of real estate experience.”

Risk Factors

The following disclosure replaces the fourth sentence in the first paragraph under the risk factor entitled, “We have a limited operating history and have no established financing sources, and the prior performance of other real estate investment programs sponsored by affiliates of our advisor may not be an indication of our future results” on page 33 of the Prospectus.

“The recent real estate experience of Messrs. Schorsch, Weil and Happel principally has focused on triple-net leasing rather than the ownership and operation of real estate properties.”

The following disclosure replaces the first paragraph under the risk factor entitled, “If our advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, which could adversely affect our ability to make distributions and the value of your investment” on page 37 of the Prospectus.

“Our success depends to a significant degree upon the contributions of certain of our executive officers and other key personnel of our advisor, including Nicholas S. Schorsch and Edward M. Weil, Jr., each of whom would be difficult to replace. Our advisor does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or advisor. If any of our key personnel were to cease their affiliation with our advisor, our operating results could suffer. Further, we do not intend to separately maintain key person life insurance on Messrs. Schorsch or Weil or any other person. We believe that our future success depends, in large part, upon our advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that our advisor will be successful in attracting and retaining such skilled personnel. If our advisor loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the value of your investment may decline.”

The following disclosure replaces the first sentence under the risk factor entitled, “Our officers and directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you” on page 39 of the Prospectus.

“Certain of our executive officers, including Nicholas S. Schorsch, who also serves as the chairman of our board of directors, and Edward M. Weil, Jr., president, treasurer and secretary, also are officers of our advisor, our property manager, our dealer manager and other affiliated entities, including the other real estate programs sponsored by ARC.”

Management

Executive Officers and Directors

The following disclosure replaces in its entirety the management information regarding name, age and position(s) of our executive officers and directors and replaces in its entirety the biographical information for Edward M. Weil, Jr. and William M. Kahane in the section entitled “Management – Executive Officers and Directors” beginning on page 83 of the Prospectus.

“We have provided below certain information about our executive officers and directors.

Name	Age	Position(s)
Nicholas S. Schorsch	51	Chairman of the Board of Directors and Chief Executive Officer
Edward M. Weil, Jr.	45	President, Treasurer and Secretary
Michael A. Happel	49	Executive Vice President and Chief Investment Officer
Peter M. Budko	52	Executive Vice President and Chief Operating Officer
Brian S. Block	40	Executive Vice President and Chief Financial Officer
William M. Kahane	63	Director
Scott J. Bowman	55	Independent Director
William G. Stanley	56	Independent Director
Robert H. Burns	82	Independent Director

Edward M. Weil, Jr. has served as president, treasurer and secretary of our company since March 2012. Prior to such time, Mr. Weil served as executive vice president and secretary of our company since our formation in October 2009. Mr. Weil has nine years of real estate experience. Mr. Weil has also been an executive officer of the Company’s advisor and property manager since their formation in November 2009. Mr. Weil served as an executive officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 through March 2012. Mr. Weil has served as an executive officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Weil has served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Weil has served as an executive officer, and, beginning in March 2012, a director, of ARC DNAV, and has served as an executive officer of the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Weil has served as an executive officer, and, beginning in March 2012, a director, of ARCP since its formation in December 2010 and has served as an executive officer of the ARCP advisor since its formation in November 2010. Mr. Weil has been a director and an executive officer of ARC Global DNAV, the ARC Global DNAV advisor and the ARC Global DNAV property manager since their formation in July 2011, July 2011 and January 2012, respectively. Mr. Weil has been a director and an executive officer of ARCT IV, the ARCT IV advisor and the ARCT IV property manager since their formation in February 2012. Mr. Weil has been the chief executive officer of Realty Capital Securities, LLC, our dealer manager, since December 2010. Mr. Weil was formerly the Senior Vice President of Sales and Leasing for American Financial Realty Trust (AFRT, from April 2004 to October 2006), where he was responsible for the disposition and leasing activity for a 33 million square foot portfolio of properties. Under the direction of Mr. Weil, his department was the sole contributor in the increase of occupancy and portfolio revenue through the sales of over 200 properties and the leasing of over 2.2 million square feet, averaging 325,000 square feet of newly executed leases per quarter. After working at AFRT, from October 2006 to May 2007, Mr. Weil was managing director of Milestone Partners Limited and prior to joining AFRT, from 1987 to April 2004, Mr. Weil was president of Plymouth Pump & Systems Co. Mr. Weil attended George Washington University. Mr. Weil holds FINRA Series 7, 24 and 63 licenses.

William M. Kahane has served as a director of our company since our formation in October 2009. Mr. Kahane also served as president and treasurer of our company from our formation in October 2009 until March 2012. He has been active in the structuring and financial management of commercial real estate investments for over 35 years. Mr. Kahane has served as an executive officer and director of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007. Mr. Kahane currently serves as a director of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively and also served as an executive officer of ARC RCA and the ARC RCA advisor until March 2012. Mr. Kahane also has been a director of PE-ARC and the PE-ARC advisor since their formation in December 2009. Mr. Kahane currently serves as a director of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010 and also served as an executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager until March 2012. Mr. Kahane served as an executive officer and director of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010 until March 2012. Mr. Kahane served as an executive officer and director of ARCP and the ARCP advisor since their formation in December 2010 and November 2010, respectively, until March 2012. Mr. Kahane also has been the interested director of BDCA since its formation in May 2010 and, until March 2012, was chief operating officer. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008.

Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 – 1979. From 1981 – 1992, Mr. Kahane worked at Morgan Stanley & Co., specializing in real estate, becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the chairman. Mr. Kahane worked very closely with Mr. Schorsch while a trustee at AFRT (April 2003 to August 2006), during which time Mr. Kahane served as chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane has been a managing director of GF Capital Management & Advisors LLC, a New York-based merchant banking firm, where he has directed the firm’s real estate investments since 2001. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an MBA from Stanford University’s Graduate School of Business. We believe that Mr. Kahane’s current experience an executive officer and director of ARCT, his current experience as a director of ARC RCA, ARC HT, BDCA and PE-ARC, his prior experience as an executive officer of DNAV, ARCT III and ARCP, his prior experience as chairman of the board of Catellus Development Corp. and his significant investment banking experience in real estate make him well qualified to serve as a member of our board of directors.”

The Advisor

The following disclosure replaces in its entirety the management information regarding name, age and position(s) of the officers and key personnel of the advisor in the section entitled “Management – The Advisor” on page 94 of the Prospectus.

Name	Age	Position(s)
Nicholas S. Schorsch	51	Chief Executive Officer
Edward M. Weil, Jr.	45	President, Chief Operating Officer, Treasurer and Secretary
Michael A. Happel	49	Executive Vice President and Chief Investment Officer
Peter M. Budko	52	Executive Vice President
Brian S. Block	40	Executive Vice President and Chief Financial Officer

The following disclosure replaces in its entirety the third sentence in the third paragraph on page 95 of the Prospectus.

“Each of the other four officers and key personnel, including Messrs. Schorsch and Weil, is currently expected to spend a significant portion of their time on our behalf but may not always spend a majority of their time on our behalf.”

Affiliated Companies

Property Manager

The following disclosure replaces in its entirety the first paragraph of the section entitled “Management –Affiliated Companies – Property Manager” on page 100 of the Prospectus.

“Our properties will be managed and leased initially by New York Recovery Properties, LLC, our property manager. New York Recovery Properties, LLC is indirectly wholly-owned and controlled by Messrs. Schorsch and Kahane. Nicholas S. Schorsch serves as chief executive officer of New York Recovery Properties, LLC. Michael Weil serves as President, Chief Operating Officer, Treasurer and Secretary of New York Recovery Properties, LLC. Brian S. Block serves as Executive Vice President and Chief Financial Officer of New York Recovery Properties, LLC. Peter M. Budko serves as Executive Vice President of New York Recovery Properties, LLC. See the section entitled “Conflicts of Interest” in this prospectus.”

Investment Decisions

The following disclosure replaces in its entirety the first sentence of the first paragraph of the section entitled “Management –Investment Decisions” on page 103 of the Prospectus.

“The primary responsibility for the investment decisions of New York Recovery Advisors, LLC and its affiliates, the negotiation for these investments, and the property management and leasing of these investment properties resides with Nicholas S. Schorsch, Michael Weil, Michael A. Happel, Peter M. Budko and Brian Block.”

The following disclosure replaces in its entirety the last paragraph of the section entitled “Management –Certain Relationships and Related Transactions – Advisory Agreement” on page 105 of the Prospectus.

“Nicholas S. Schorsch, our chief executive officer and chairman of our board of directors, also is the chief executive officer of New York Recovery Advisors, LLC. Michael Weil, our president, secretary and treasurer is the president, chief operating officer, secretary, treasurer of New York Recovery Advisors, LLC. Michael A. Happel, our executive vice president, chief investment officer and an advisor to our board of directors, also is the executive vice president and chief investment officer of New York Recovery Advisors, LLC. Messrs. Schorsch and Kahane are indirect owners of New York Recovery Advisors, LLC. Peter M. Budko, our executive vice president and chief operating officer, also is executive vice president of New York Recovery Advisors, LLC. Brian S. Block, our executive vice president and chief financial officer, also is the executive vice president and chief financial officer of New York Recovery Advisors, LLC. For a further description of this agreement, see the sections entitled “— The Advisor,” “Management Compensation” and “Conflicts of Interest” in this prospectus. “

The following disclosure replaces in its entirety the section entitled “Management –Certain Relationships and Related Transactions – Property Management and Leasing Agreement” on page 105 of the Prospectus.

“Property Management and Leasing Agreement. We have entered into a Property Management and Leasing Agreement with New York Recovery Properties, LLC. We will pay to New York Recovery Properties, LLC fees equal to 4.0% of gross revenues from the properties managed. For the management and leasing of our hotel properties, we will pay a fee based on a percentage of gross revenues at a market rate in light of the size, type and location of the hotel property plus a customary incentive fee based on performance. Notwithstanding the foregoing, in the case of both hotel and non-hotel properties, our property manager may be entitled to receive higher fees if our property manager demonstrates to the satisfaction of a majority of the directors (including a majority of the independent directors) that a higher competitive fee is justified for the services rendered. We also will reimburse the property manager and its affiliates for property-level expenses that they pay or incur on our behalf, including reasonable salaries, bonuses and benefits of persons employed by the property manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers or as an executive officer of the property manager or its affiliates. New York Recovery Properties, LLC may subcontract the performance of its property management and leasing services duties to third parties and pay all or a portion of its 4.0% property management fee to the third parties with whom it contracts for these services. If we contract directly with third parties for such services we will pay them customary market fees and will pay New York Recovery Properties, LLC an oversight fee equal to 1.0% of the gross revenues of the property managed. Such oversight fee will reduce the asset management fee payable to our advisor by the amount of the oversight fee. Accordingly the asset management fee, together with the oversight fee, will not exceed the total asset management fee, which is 0.75% per annum of the cost of our assets (cost will include the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but will exclude acquisition fees). In no event will we pay New York Recovery Properties, LLC or an affiliate both a property management fee and an oversight fee with respect to any particular property. Nicholas S. Schorsch, our chief executive officer and chairman of our board of directors, also is the chief executive officer of New York Recovery Properties, LLC. Michael Weil, our president, treasurer and secretary, is the president, chief operating officer, secretary and treasurer of New York Recovery Properties, LLC. Michael A. Happel, our executive vice president, chief investment officer and an observer to our board of directors, also is the executive vice president and chief investment officer of New York Recovery Properties, LLC. Messrs. Schorsch and Kahane are indirect owners of New York Recovery Properties, LLC. Peter M. Budko, our executive vice president and chief operating officer, also is the executive vice president of New York Recovery Properties, LLC. Brian S. Block, our executive vice president and chief financial officer, also is the executive vice president and chief financial officer of New York Recovery Properties, LLC. For a further description of this agreement, see the sections entitled “—Affiliated Companies — Property Manager,” “Management Compensation” and “Conflicts of Interest” in this prospectus.”

The following disclosure replaces in its entirety the section entitled “Management –Certain Relationships and Related Transactions – Dealer Manager Agreement” on page 106 of the Prospectus.

“Dealer Manager Agreement. We have entered into a Dealer Manager Agreement with Realty Capital Securities, LLC, our dealer manager. We will pay to Realty Capital Securities, LLC a selling commission equal to 7% of the gross offering proceeds from this offering, except that no selling commissions will be paid on shares sold under our distribution reinvestment plan. Realty Capital Securities, LLC will reallow all of the selling commission to participating broker-dealers. Alternatively, a participating broker-dealer may elect to receive a fee equal to 7.5% of gross proceeds from the sale of shares by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reallocated such that the combined selling commission and dealer manager fee do not exceed 10% of gross proceeds of our primary offering. Our dealer manager will repay to the company any excess over FINRA’s 10% underwriting compensation limitation under FINRA Rule 2310 (“FINRA’s 10% cap”) if the offering is abruptly terminated after reaching the minimum amount, but before reaching the maximum amount, of offering proceeds. Realty Capital Securities, LLC also will waive the selling commission with respect to shares sold by an investment advisory representative. Additionally, we will pay to Realty Capital Securities, LLC a dealer manager fee equal to 3% of the gross offering proceeds sold through broker-dealers. Realty Capital Securities, LLC may reallow all or part of the dealer manager fee to participating broker-dealers. We will not pay a dealer manager fee for shares purchased through our distribution reinvestment plan. Nicholas S. Schorsch, our chief executive officer and chairman of our board of directors, and William M. Kahane, one of our directors, together indirectly own a majority of the ownership and voting interests of Realty Capital Securities, LLC. Louisa Quarto is president of Realty Capital Securities, LLC. Kamal Jafarnia is executive vice present and chief compliance officer of Realty Capital Securities, LLC. For a further description of this agreement, see the sections entitled “— Affiliated Companies — Dealer Manager,” “Management Compensation,” “Plan of Distribution” and “Conflicts of Interest” in this prospectus.”

Conflicts of Interest

The following disclosure replaces in its entirety the third sentence in the fifth paragraph of the section entitled “Conflicts of Interest” on page 119 of the Prospectus.

“Each of the other officers and key personnel, including Messrs. Schorsch and Weil, is currently expected to spend a portion of his time on our behalf.”

The following disclosure replaces in its entirety the sixth paragraph of the section entitled “Conflicts of Interest” on page 119 of the Prospectus.

“In addition, certain of our executive officers, Messrs. Schorsch and Weil, also are officers of our advisor, our property manager, our dealer manager and other affiliated entities, including the advisor and property manager of other REITs sponsored by the American Realty Capital group of companies, many of which are in the development stage.”